December 3, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 8, 2012

File No. 001-33095

Ladies and Gentlemen:

This letter is submitted in response to comments contained in a letter dated November 20, 2012 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Michael Kishbauch, Chief Executive Officer of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”).

Achillion hereby acknowledges that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (203) 752-5414 with any questions concerning this letter.

Very truly yours,

/s/ Mary Kay Fenton

Mary Kay Fenton

Senior Vice President

Chief Financial Officer

cc: Michael Kishbauch